UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

             KRUPP CASH PLUS II LIMITED PARTNERSHIP
                        (Name of Issuer)

         UNITS OF INVESTOR LIMITED PARTNERSHIP INTERESTS
                 (Title of Class of Securities)

                           501113 10 4
                         (CUSIP Number)

                    Bonnie D. Podolsky, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 20th Floor
                    New York, New York 10036
                         (212) 626-0800

  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         March 27, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 501113 10 4


1    NAME OF REPORTING PERSON
          AMERICAN HOLDINGS I, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) /X/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF;WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                           / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               403,421.8332 Depositary Receipts

     8    SHARED VOTING POWER


     9    SOLE DISPOSITIVE POWER
               403,421.8332 Depositary Receipts

     10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               403,421.8332 Depositary Receipts

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          / /

        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.379%

14   TYPE OF REPORTING PERSON*
          PN

                          SCHEDULE 13D

CUSIP No. 501113 10 4


1    NAME OF REPORTING PERSON
          AMERICAN HOLDINGS I, - GP, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                           / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               403,421.8332 Depositary Receipts

     8    SHARED VOTING POWER


     9    SOLE DISPOSITIVE POWER
               403,421.8332 Depositary Receipts

     10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               403,421.8332 Depositary Receipts

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          / /

        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.379%

14   TYPE OF REPORTING PERSON*
          CO

                          SCHEDULE 13D

CUSIP No. 501113 10 4


1    NAME OF REPORTING PERSON
          AMERICAN PROPERTY INVESTORS, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                           / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               403,421.8332 Depositary Receipts

     8    SHARED VOTING POWER


     9    SOLE DISPOSITIVE POWER
               403,421.8332 Depositary Receipts

     10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               403,421.8332 Depositary Receipts

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          / /

        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.379%

14   TYPE OF REPORTING PERSON*
          CO

                          SCHEDULE 13D

CUSIP No. 501113 10 4


1    NAME OF REPORTING PERSON
          LONGACRE CORP.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) /X/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                           / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               375 Depositary Receipts

     8    SHARED VOTING POWER


     9    SOLE DISPOSITIVE POWER
               375 Depositary Receipts

     10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               375 Depositary Receipts

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          / /

        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               .005%

14   TYPE OF REPORTING PERSON*
          CO

                          SCHEDULE 13D

CUSIP No. 501113 10 4


1    NAME OF REPORTING PERSON
          CARL C. ICAHN

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) /X/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                           / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER


     8    SHARED VOTING POWER
               403,796.8332 Depositary Receipts

     9    SOLE DISPOSITIVE POWER


     10   SHARED DISPOSITIVE POWER
               403,796.8332 Depositary Receipts

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               403,796.8332 Depositary Receipts

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          / /

        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.384%

14   TYPE OF REPORTING PERSON*
          IN

Item 1.   Security and Issuer

          This statement relates to Depositary Receipts representing units of investor limited partnership interests ("Units") of Krupp Cash Plus II Limited Partnership, a Delaware limited partnership (the "Issuer"). The address of the principal executive offices of the Issuer is 470 Atlantic Avenue, Boston, Massachusetts 02210.

Item 2.   Identity and Background

          This Statement is filed jointly by American Holdings I, L.P. ("AHI"), American Holdings I - GP, Inc. (the "AHI General Partner"), American Property Investors, Inc., ("API"), Longacre Corp. ("Longacre") and Carl C. Icahn (collectively, the "Reporting Persons").

          AHI is a Delaware limited partnership. The AHI General Partner, AHI's general partner, is a Delaware corporation which is wholly-owned by American Real Estate Holdings, L.P., a Delaware limited partnership ("AREH"). The general partner of AREH is API, a Delaware corporation which is wholly-owned by Carl C. Icahn. Longacre is a Delaware corporation which is wholly-owned by Carl C. Icahn. The address of the principal offices of each of AHI, the AHI General Partner, AREH and API is 100 South Bedford Road, Mount Kisco, New York 10549. The address of the principal offices of Longacre is 1 Wall Street, New York, New York 10005. Mr. Icahn's business address is c/o Icahn Associates Corp., 767 Fifth Avenue, New York, New York 10153.

          AHI and the AHI General Partner were recently formed for the purpose of acquiring Units of the Issuer as well as acquiring the securities of certain other limited partnerships. API is engaged in the business of acting as general partner of AREH. Longacre is principally engaged in the business of investing in securities.

          The name and positions of the executive officers and directors of the AHI General Partner, API and Longacre are set forth below. The business address of each such executive officer and director (other than Mr. Icahn, Mr. Mattner, Mr. Mitchell and Ms. Golden) is 100 South Bedford Road, Mount Kisco, N.Y. 10549. Mr. Mattner's, Mr. Mitchell's and Ms. Golden's business address is c/o Icahn Associates Corp., 767 Fifth Avenue, New York, New York 10153. Each such executive officer and director is a citizen of the United States of America. Each executive officer and director listed below (other than Mr. Icahn) disclaims beneficial ownership of the Units beneficially owned by the Reporting Persons.

          Carl C. Icahn            Director and Chairman of the
                                   Board (API); Director
                                   (Longacre)
          Alfred D. Kingsley       Director (API)
          William A. Leidesdorf    Director (API)
          Jack G. Wasserman        Director (API)
          John P. Saldarelli       Vice President, Secretary and
                                   Treasurer
                                   (API); Director, Secretary and
                                   Treasurer
                                   (AHI General Partner)
          Henry J. Gerard          Vice President (AHI General
                                   Partner)
          Edward Mattner           President (Longacre)
          Robert J. Mitchell       Vice President and Treasurer
                                   (Longacre)
          Gail Golden              Vice President and Secretary
                                   (Longacre)

          The following sets forth with respect to each executive officer and director of the AHI General Partner, API and Longacre such person's (a) name, (b) present principal occupation or employment and the name and principal business of any corporation or other organization in which such employment or occupation is conducted and (c) material occupations, positions, offices or employments during the last five years.

          CARL C. ICAHN. Carl C. Icahn has been chairman of the Board of Directors of API since November 15, 1990 and the sole director of Longacre since May 24, 1995. Mr. Icahn is also President and a director of Starfire Holding Corporation (formerly Icahn Holding Corporation), a Delaware corporation ("SHC"), and Chairman of the Board and a director of various of SHC's subsidiaries, including ACF Industries, Inc., a New Jersey corporation ("ACF"). SHC is primarily engaged in the business of holding, either directly or through subsidiaries, a majority of the common stock of ACF and its address is 100 South Bedford Road, Mount Kisco, New York 10549. Mr. Icahn has also been Chairman of the Board of Directors of ACF since October 29, 1984 and a director of ACF since June 29, 1984. ACF is a railroad freight and tank car leasing, sales and manufacturing company. He has also been Chairman of the Board of Directors and President of Icahn & Company, Inc. since 1968. Icahn & Co., Inc. is a registered broker-dealer and a member of the National Association of Securities Dealers. In 1979, Mr. Icahn acquired control and presently serves as Chairman of the Board of Directors of Bayswater Realty & Capital Corp., which is a real estate investment and development company ("Bayswater"). ACF, Icahn & Co., Inc. and Bayswater are deemed to be directly or indirectly owned and controlled by Mr. Icahn. Mr. Icahn was Chief Executive Officer and member of the Office of the Chairman of Trans World Airlines, Inc. ("TWA") from November 8, 1988 to January 8, 1993; Chairman of the Board of Directors of TWA from January 3, 1986 to January 8, 1993 and a director of TWA from September 27, 1985 to January 8, 1993. Mr. Icahn also has substantial equity interests in and controls various partnerships and corporations which invest in publicly traded securities.

          ALFRED D. KINGSLEY. Alfred D. Kingsley has served as a director of API since November 15, 1990. He was also Vice Chairman of the Board of Directors of TWA from February 1, 1989 to January 8, 1993 and a member of the Office of the Chairman from November 8, 1988 to January 8, 1993. Mr. Kingsley was a director of TWA from September 27, 1985 to January 8, 1993. He also was a director and executive officer and Director of Research at Icahn & Co., Inc. and related entities from 1968 until December 1994. He also has been Vice Chairman of the Board of Directors of ACF since October 29, 1984 and a Director of ACF since June 29, 1984. Mr. Kingsley has also been a Senior Managing Director of Greenway Partners, L.P. since May 1993, which invests in publicly traded securities.

          WILLIAM A. LEIDESDORF. William A. Leidesdorf has served as a director of API since March 26, 1991. Since April 1995, Mr. Leidesdorf has acted as an independent real estate investment banker. From January 1, 1994 through April 1995, Mr. Leidesdorf was Managing Director of RFG Financial, Inc., a commercial mortgage company. From September 30, 1991 to December 31, 1993, Mr. Leidesdorf was Senior Vice President of Palmieri Asset Management Group. From May 1, 1990 to September 30, 1991, Mr. Leidesdorf was Senior Vice President of Lowe Associates, Inc., a real estate development company, where he was involved in the acquisition of real estate and the asset management workout and disposition of business areas. He also acted as the Northeast Regional Director for Lowe Associates, Inc. From June 1985 to January 30, 1990, Mr. Leidesdorf was Senior Vice President and stockholder of Eastdil Realty, Inc., a real estate company, where he was involved in the asset management workout, disposition of business and financing areas. During the interim period form January 30, 1990 through May 1, 1990, Mr. Leidesdorf was an independent contractor for Eastdil Realty, Inc. on real estate matters.

          JACK G. WASSERMAN. Jack G. Wasserman has served as a director of API since December 3, 1993. Mr. Wasserman is an attorney and a member of the New York State Bar and has been with the New York based law firm of Wasserman, Schneider & Babb since 1966, where he is currently a senior partner.

          JOHN P. SALDARELLI. John P. Saldarelli has served as sole director, Secretary and Treasurer of the AHI General Partner since November 1996. He has also served as Vice President, Secretary and Treasurer of API since March 18, 1991. Mr. Saldarelli was also President of Bayswater Realty Brokerage Corp. from June 1987 until November 19, 1993 and Vice President of Bayswater Realty & Capital Corp. from September 1979 until April 15, 1993, both of which are deemed to be directly or indirectly owned and controlled by Carl C. Icahn.

          HENRY J. GERARD. Mr. Gerard has served as Vice President of the AHI General Partner since November 1996. He has also served as a Vice President and Assistant Secretary of API since March 18, 1991. From January 1988 to May 1991, he was a Vice President of Integrated Resources, Inc., a provider of financial services. From 1981 through 1987 he was a controller at Interstate Properties, a commercial real estate developer/operator.

          EDWARD E. MATTNER. Mr. Mattner has served as President of Longacre since June 6, 1995. Mr. Mattner's present principal occupation is acting as a securities trader for various affiliates of Mr. Icahn. He has served in this capacity since May 1976.

          ROBERT J. MITCHELL. Mr. Mitchell has served as Vice President and Treasurer of Longacre since June 6, 1995. Mr. Mitchell's present principal occupation is acting as Senior Vice President Finance of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars and its address is 3301 Rider Trail South, Earth City, Missouri 63045. Mr. Mitchell has served as Executive Vice President Finance since March 1995 and also served as Secretary of ACF since August 1993, Treasurer from December 1984 to March 1995 and Assistant Secretary from September 1986 to August 1993. Mr. Mitchell has also served as Treasurer (since May 1988) and Chief Financial Officer (since March 1995) of American Railcar Industries, Inc., a subsidiary of ACF which is primarily engaged in the business of repairing, refurbishing, painting and maintaining railcars and in manufacturing and selling parts for railcars and other industrial purposes. The address of American Railcar Industries, Inc. is 3301 Rider Trail South, Earth City, Missouri 63045. Mr. Mitchell became the Treasurer of TWA, whose address is One City Centre, 515 N. Sixth Street, St. Louis, Missouri 63101, in 1987 and held that position until he resigned, effective as of January 5, 1993. From March 1982 until November 1984, Mr. Mitchell was a Vice President-Department Head of National Westminster Bank, USA, located at 175 Water Street, New York, N.Y. 10038.

          GAIL GOLDEN. Gail Golden has served as Vice President and Secretary of Longacre since June 6, 1995. She has served as Vice President-Administration of Icahn Associates Corp., which provides administrative services to entities controlled by Mr. Icahn, since May 1985. Ms. Golden also serves as an executive officer of a number of other entities controlled by Mr. Icahn.

          Neither AHI, the AHI General Partner, Longacre or API, nor any executive officer or director of the AHI General Partner, Longacre or API has during the past five years,
          (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          As of the date hereof, AHI is deemed to directly beneficially own an aggregate of 403,421.8332 Units (the
          "AHI Units"), all of which were acquired pursuant to the Krescent-AHI Tender Offer (as hereinafter defined) for an aggregate purchase price of $3,005,492.66 (net of related expenses). AHI obtained all of the funds used to acquire the AHI Units from working capital derived from capital contributions from its partners. None of such funds were borrowed. As used herein, "Krescent-AHI Tender Offer" refers to a tender offer to purchase up to 1,536,630 of the Issuer's outstanding Units commenced by Krescent
          Partners L.L.C., AP-GP Prom Partners, Inc., AHI, the AHI
          General Partner and API as co-bidders (collectively, the "Purchasers"). The Purchasers filed a Tender Offer
          Statement on Schedule 14D-1 with respect to the Krescent-AHI Tender Offer with the Commission on February 20, 1997
          (as amended and supplemented, the "Krescent-AHI Schedule
          14D-1"). Krescent and AP-GP Prom Partners, Inc. are not affiliated with any of the Reporting Persons.

          Longacre is deemed to directly beneficially own 375 Units. Such Units were acquired in auction transactions through the Chicago Partnership Board for an aggregate purchase price of $2618.25 (net of related expenses). Longacre obtained the funds to purchase such Units from its working capital. None of such funds were borrowed or otherwise obtained for the purpose of acquiring Units.

Item 4.   Purpose of Transaction

          Each of the Reporting Persons acquired beneficial ownership of Units for investment purposes based on its expectation that there may be underlying value in the real estate properties owned by the Issuer. Each of the Reporting Persons retains the right, however, to change such investment intent, to acquire further Units or to sell or otherwise dispose of all or part of the Units beneficially owned by such Reporting Persons in any manner permitted by law and in conformity with their obligations under the LFG Standstill Agreement and the Assumption Agreement as described below in Item 6 and incorporated by reference herein.

          Although the foregoing currently reflects the present plans and intentions of the Reporting Persons, the foregoing is subject to change at any time. The
          Reporting Persons will, on an on-going basis, continue to evaluate their investment in the Issuer.

Item 5.   Interest in Securities of the Issuer

          (a) and (b)

          As of the date hereof, AHI, the AHI General Partner, API and Mr. Icahn are deemed to beneficially own an aggregate of 403,421.8332 Units, representing approximately 5.379% of the 7,499,718 Units stated to be outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996 (the "Form 10-Q"). AHI is deemed to be the direct beneficial owner, and the AHI General Partner, API and Mr. Icahn are deemed to be the indirect beneficial owners of these 403,421.8332 Units. AHI, the AHI General Partner, API and Mr. Icahn have sole power to direct the vote and sole power to direct the disposition of these Units.

          As of the date hereof, Longacre and Mr. Icahn are deemed to beneficially own 375 Units, representing approximately .005% of the outstanding Units (based upon the Form 10-Q). Longacre is deemed to be the direct beneficial owner and Mr. Icahn is deemed to be the indirect beneficial owner of these Units. Longacre and Mr. Icahn have sole power to direct the vote and sole power to direct the disposition of these Units.

          The 403,796.8332 Units of which Mr. Icahn is deemed to be the indirect beneficial owner represent approximately
          5.384% of the outstanding Units (based upon the Form 10-Q).

          The Reporting Persons may be deemed to constitute a "group" with Krescent for purposes of Section 13(d)(3) of the Securities Exchange Act (the "Exchange Act"). Except as described in Item 6, however, there is no agreement or understanding among the Reporting Persons and Krescent with respect to the purchase, sale or voting, or refraining from purchasing, selling, or voting, Units of the Issuer.

          Neither the filing of this Schedule 13D nor any of its contents shall be deemed an admission that the Reporting Persons are part of a "group" with Krescent or that the Reporting Persons are the beneficial owners of any of the Units held by Krescent. The Reporting Persons expressly disclaim formation of a "group" with Krescent and the Reporting Persons expressly disclaim beneficial ownership of any of Krescent's Units.

     (c) Except for the purchase of Units pursuant to the Krescent-AHI Tender Offer, neither the Reporting Persons, the executive officers and directors listed in Item 2, nor any of their affiliates, have effected any transaction in Units within the past 60 days.

     (d) The Reporting Persons have no knowledge of any other persons who might have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, any Units beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          The information set forth in Item 3, Item 4 and Item 5 above is hereby incorporated by reference herein.

          Pursuant to an Assumption Agreement dated February 7, 1997 between AHI and Liquidity Financial Group, L.P. ("LFG"), AHI agreed to become bound by the restrictions set forth in the Settlement Agreement and Release, dated June 27, 1996, between LFG and The Krupp Corporation ("Krupp"), as amended as of October 8, 1996 and January 6, 1997 (the "LFG Standstill Agreement"), insofar as they relate to the Issuer and certain other limited partnerships sponsored by Krupp. As a result, AHI agreed that, prior to the Standstill Expiration Date (as defined in the LFG Standstill Agreement), it will not and it will cause certain affiliates not to (i) acquire, attempt to acquire or make a proposal to acquire, directly or indirectly, more than 25% of the outstanding Units, (ii) propose or propose to enter into, directly or indirectly, any merger, consolidation, business combination, sale or acquisition of assets, liquidation, dissolution or other similar transaction involving the Issuer, (iii) make, or in any way participate, directly or indirectly, in any solicitation of "proxies" or "consents" (as such terms are used in the proxy rules of the Commission) to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Issuer, (iv) form, join or otherwise participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Issuer unless each member of such group agrees in writing to be bound by the terms of the LFG Standstill Agreement, provided, however, that those affiliates bound by the LFG Standstill Agreement will not be deemed to be acting in a "group" in violation of it solely by virtue of voting in compliance with the LFG Standstill Agreement, (v) sell, transfer or assign any Units to any person or entity not bound by the terms and conditions of the LFG Standstill Agreement, or (vi) loan money to, advise, assist or encourage any person in connection with any action restricted or prohibited by the terms of the LFG Standstill Agreement. Longacre and Krupp are parties to a standstill agreement (the "Longacre Standstill Agreement") containing terms similar to those described above relating to a number of limited partnerships sponsored by Krupp. Prior to the execution and delivery of the Assumption Agreement, Longacre and Krupp amended the Longacre Standstill Agreement to delete the Issuer from the schedule of partnerships covered thereby.

          In anticipation of the commencement of the Krescent-AHI Tender Offer, AHI and its partners, on the one hand, and Krescent and its members, on the other, entered into a letter agreement, dated as of February 12, 1997 (the "Krescent-AHI Agreement"), relating to the conduct of the Krescent-AHI Tender Offer. The Krescent-AHI Agreement provides that AHI will purchase the first 242,970 Units tendered, and that Krescent and AHI will then purchase
          58.2% and 41.8%, respectively, of any additional Units tendered, pursuant to the Krescent-AHI Tender Offer. The Krescent-AHI Agreement also provides, among other things, that (i) if, after the exercise and/or expiration of all outstanding options or other rights to acquire an interest in Krescent, the direct and indirect percentage ownership interest of Apollo Real Estate Investment Fund
          II, L.P. and its affiliates (the "Apollo Group") in
          Krescent exceed 83.6%, then AHI will be entitled to purchase additional Units from Krescent so that, after giving effect to such purchase, the total percentage of Units purchased by AHI from Krescent equals 50% of such percentage interest of the Apollo Group in Krescent; and
          (ii) each of AHI and Krescent has the right to initiate a buy/sell procedure at any time after the first anniversary of the expiration of the Krescent-AHI Tender Offer (March 27, 1998) and so long as AHI and Krescent (and/or their respective affiliates) own at least 2% of the outstanding Units. The buy/sell procedures provide that either AHI or Krescent may offer to buy Units from the other and the other must either sell such Units to the offering party or buy the offering party's Units at a purchase price per Unit and on such other terms and conditions as set forth in the initiating party's offer.
          The Krescent-AHI Agreement also contains indemnification provisions pursuant to which the parties agree to indemnify each other in respect to any material misstatements or omissions in certain information provided by each of them in connection with the Krescent-AHI
          Schedule 14D-1.

          The discussion herein of the LFG Standstill Agreement, the Assumption Agreement and the Krescent-AHI Agreement is subject to and qualified in its entirety by reference to such agreements, which are filed as exhibits to this
          Schedule 13D and are incorporated herein by reference.

          Except as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.   Material to Be Filed as Exhibits

          The documents listed below are filed as exhibits to this
          Schedule 13D:

               (a)
          Exhibit 1.     Settlement Agreement and Release, dated
                         June 27, 1996, between The Krupp
                         Corporation and Liquidity Financial
                         Group, L.P.

          Exhibit 2.     First Amendment to Settlement Agreement
                         and Release, dated October 8, 1996,
                         between The Krupp Corporation and
                         Liquidity Financial Group, L.P.

          Exhibit 3. Second Amendment to Settlement Agreement, dated January 6, 1997, between The Krupp
                         Corporation and Liquidity Financial
                         Group, L.P.

          Exhibit 4.     Letter Agreement, dated February 12,
                         1997, between Krescent Partners, L.L.C.
                         and American Holdings I, L.P.

          Exhibit 5.     Assumption Agreement, dated February 7,
                         1997, between American Holdings I, L.P.
                         and Liquidity Financial Group, L.P.

          Exhibit 6. Joint Filing Agreement, dated April 4, 1997, among American Holdings I, L.P., American Holdings I-GP, Inc., American Property Investors, Inc., Longacre Corp., and Carl C. Icahn

                          SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 7, 1997


                    AMERICAN HOLDINGS I, L.P.
                    By: AMERICAN HOLDINGS I,- GP, INC. ,General
Partner


                    By: /s/ Henry J. Gerard
                            Henry J. Gerard
                    Title:  Vice President



                    AMERICAN HOLDINGS I, GP, INC.


                    By: /s/ Henry J. Gerard
                            Henry J. Gerard
                    Title:  Vice President


                    AMERICAN PROPERTY INVESTORS, INC.


                    By: /s/ John P. Saldarelli
                            John P. Saldarelli

                    Title: Vice President


                    LONGACRE CORP.


                    By: /s/ Robert J. Mitchell
                            Robert J. Mitchell

                    Title: Vice President


                    CARL C. ICAHN


                    By: /s/ Theodore Altman
                            Theodore Altman
                    Attorney-In-Fact




  (Signature Page for Krupp Cash Plus II Limited Partnership
                         Schedule 13D)

                         Exhibit Index


Exhibit

1. Settlement Agreement and Release, dated June 27, 1996, between The Krupp Corporation and Liquidity Financial Group, L.P.

2.   First Amendment to Settlement Agreement and Release, dated
     October 8, 1996, between The Krupp Corporation and Liquidity Financial Group, L.P.

3.   Second Amendment to Settlement Agreement, dated January 6,
     1997, between The Krupp Corporation and Liquidity Financial
     Group, L.P.

4.   Letter Agreement, dated February 12, 1997, between Krescent
     Partners, L.L.C. and American Holdings I, L.P.

5. Assumption Agreement, dated February 7, 1997, between American Holdings I, L.P. and Liquidity Financial Group, L.P.

6.   Joint Filing Agreement, dated April 4, 1997, among American
     Holdings I, L.P., American Holdings I-GP, Inc., American
          Property Investors, Inc., Longacre Corp., and Carl C. Icahn

EXHIBIT 1.
Settlement Agreement and Release, dated June 27, 1996, between The Krupp Corporation and Liquidity Financial Group, L.P.

                SETTLEMENT AGREEMENT AND RELEASE

          This Settlement Agreement and Release (this "Agreement") is made and entered into as of the 27th day of June, 1996, by and between The Krupp Corporation ("Krupp"), a Massachusetts corporation with a principal place of business at 470 Atlantic Avenue, Boston, Massachusetts 02210, and Liquidity Financial Group, L.P. ("Liquidity") individually and on behalf of certain Affiliates as hereinafter defined, a California limited partnership with a principal place of business at 2200 Powell Street, Suite 700, Emeryville, California 94608.

                      W I T N E S S E T H:

          WHEREAS, Liquidity is engaged in the business of sponsoring and managing funds which invest in, among other things, real estate limited partnerships;

          WHEREAS, Krupp and certain affiliates sponsored and are engaged in the business of managing, among other things, real estate limited partnerships;

          WHEREAS, Liquidity sponsored and manages Liquidity Funds #33 LP as well as other investment funds, and may in the future sponsor and manager and or provide investment advice to additional investment funds (collectively, the "Liquidity Funds"), and Krupp sponsored and manages Krupp Realty Fund, Ltd.-III ("Realty III") and Krupp Realty Limited Partnership-V ("Realty V") as well as other investment funds, and may in the future sponsor or manage additional investment funds (individually a "Krupp Fund") and collectively, the "Krupp Funds");

          WHEREAS, Liquidity has, on behalf of certain of the Liquidity Funds, sought to obtain from Krupp lists of the investors in certain of the Krupp Funds for the stated purpose of contacting such investors in order to attempt to acquire their units in the Krupp Funds;

          WHEREAS, Krupp has refused to provide lists of the investors to Liquidity, alleging that they are not entitled to obtain such lists and Liquidity has stated that, absent a satisfactory resolution, its present intention is to litigate the issue;

          WHEREAS, the parties have conferred through their respective counsel and are desirous of resolving and settling
Liquidity's claims, upon the terms and conditions hereinafter set forth.



          NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

          1. Delivery of Lists: Within ten business days of the date of this Agreement, Krupp will deliver to Liquidity lists of investors (containing the names, Addresses and capital contributions of such investors) in Realty III and Realty V. The lists will be sorted alphabetically and delivered in both paper format and on 3.5" IBM Compatible computer diskette in ASCII format. Any additional lists delivered pursuant to paragraph 3 below will also be delivered in both paper format on 3.5" IBM Compatible computer diskette in ASCII format.

          2. Payment for Lists: Within ten business days of the date of this Agreement, Liquidity will deliver to Krupp payment for the estimated cost of reproducing and delivering such lists in the total amount of $600.00.

          3. Provision of Additional Lists: From time to time during the twelve month period commencing on the date hereof and expiring on the first anniversary date of this Agreement, Krupp will, upon written request from Liquidity, deliver to Liquidity within 15 business days of receipt of such written request, updated lists of investors in Realty III and Realty V, or, to the extent a Liquidity Fund is a Limited Partner or Shareholder (as the case may be) in any other Krupp Fund, current lists of investors in such other Krupp Fund, provided such request includes an undertaking by Liquidity to pay the cost of reproducing and delivering such lists within 10 business days after receipt of such lists.

          4. Restrictions on Activities: For a period commencing on the date hereof and continuing for 30 months from the last date an investor list in a Krupp Fund is delivered to Liquidity in response to Liquidity's request, Liquidity and any person or entity controlling, controlled, managed or advised by Liquidity or its subsidiaries (including the Liquidity Funds) or under common control with Liquidity ("Liquidity Affiliate") shall not, without the prior written consent of Krupp, which may be granted or withheld in Krupp's sole and exclusive discretion and for any reason, or no reason:

               (a) vote its interests in any Krupp Fund on any issue other than in proportion to the votes of all other interest holders who vote on such issue;

               (b) in any manner acquire, attempt to acquire, or make a proposal to acquire, directly or indirectly, more than a 25% interest in any Krupp Fund'

               (c) propose, or propose to enter into, directly or indirectly, any merger, consolidation, business combination, sale or acquisition or assets, liquidation or other similar transaction involving any Krupp Fund;

               (d) form, join or otherwise participate in a "group" within the meaning of Section 13(d) of the Securities and Exchange Act of 1934, as amended, with respect any voting securities of a Krupp Fund;

               (e) make or participate in any way, directly or indirectly, in any solicitation of "proxies" or "consents" (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person with respect to the voting of any voting securities of any Krupp Fund;

               (f) sell, transfer or assign any interests in any Krupp Fund to any person or entity not bound by the terms and conditions of this Agreement;

               (g) disclose any intention, plan or arrangement inconsistent with the terms of this Agreement; and

               (h) loan money to, advise, assist or encourage any person in connection with any of the actions restricted or prohibited by this Agreement.

          5.   Use of Lists, Prohibition on Furnishing to Others:
Any investor list obtained in Liquidity or Liquidity Affiliates relative to any Krupp Fund will be utilized only for the purpose of contacting investors to inquire as to whether they wish to sell their units in such Krupp Fund to a Liquidity Fund, and for no other purpose. The lists will not be furnished by Liquidity or Liquidity Affiliate to any other person or entity.

          6. Third Parties: If at any time Liquidity or Liquidity Affiliate in approached or contacted by any third party concerning participation in a transaction involving the assets, businesses or securities of any Krupp Fund or involving any of the actions proscribed in Section 4 hereof or otherwise by this Agreement, Liquidity or Liquidity Affiliates, as the case may be, will immediately notify such party of its inability to participate in such a transaction and, its obligation to notify Krupp and will thereafter promptly (and in any event, within 5 business days) notify Krupp of the nature of such contact and the parties thereto. Krupp will indemnity, defend and hold harmless Liquidity and the Liquidity Affiliates from and against any and all claims, demands or liabilities that may arise as a result of Liquidity's or any Liquidity Affiliates' strict compliance with the terms of this paragraph.

          7. Compliance with Securities and Other Laws: Liquidity and Liquidity Affiliates acknowledge their obligations under the Securities Laws and Rules of the Securities and Exchange
Commission.

          8. Provision of Copies of All Communications: Liquidity and Liquidity Affiliates covenant and agree that they shall deliver to Krupp at least 5 business days before mailing or otherwise distributing to investors in any Krupp Fund any communication to be given to one or more investors in any Krupp Fund.

          9.   Fiduciary Duties of Krupp; Safe Harbor Provision,
Protection of Partnership Status: Liquidity acknowledges that:

               (a) Krupp and its affiliates have significant fiduciary obligations to the investors in the Krupp Funds, and has stated that it is entering into this Agreement to, among other things, fulfill those fiduciary obligations;

               (b) Krupp may need to take certain further action to meet its fiduciary obligations, including, without limitation, suspending the acceptance of transfer paperwork in one or more Krupp Funds to avoid the termination of such Krupp Fund's status as a partnership under the Internal Revenue Code of 1986 (the "Code"), as amended; avoid the treatment or such Krupp Fund as a Publicly Traded Partnership under the Code; or cause the Krupp Fund to fall outside any so-called "Safe Harbor" provision relating to taxation or tax status, including provisions relating to Publicly Traded Partnerships; and

               (c) That the suspension of the acceptance of transfer paperwork by Krupp would mean that, notwithstanding the presentment of valid transfer paperwork an the terms of this Agreement, transfers requested by Liquidity or a Liquidity Affiliate would not be processed nor reflected on the books and records of the Krupp Fund.

          Nothing herein shall be construed, however, as an acknowledgment or agreement by Liquidity that Krupp has the right under any particular circumstances to suspend the acceptance of transfer paperwork, or as a waiver of any future claims of Liquidity arising out of any such suspension or other similar action.

          10. Release: For and in consideration of the agreements herein made, Liquidity, individually and on behalf of the Liquidity Affiliates, does hereby remise, release and acquit Krupp and all of its partners, officers, directors, affiliated, predecessors, successors and assigns from and against any and all claims, damages, costs, expenses, actions and causes or action which Liquidity and the Liquidity Affiliates (including their partners, officers, directors, affiliates, predecessors, successors and assigns) and in the past, now has, or may in the future acquire arising from or related to the failure or refusal of Krupp to provide an investor list of any Krupp Fund, except for such a failure or refusal in violation of the provisions of this Agreement.

          11. Notices: Any and all notices required or permitted hereunder shall be in writing and shall be deemed given or served, as the case may be, upon actual delivery to the parties at the following addresses:

          If to Liquidity:    Liquidity Financial Group, L.P.
                              2200 Powell Street-Suite 700
                              Emeryville, California 94608
                              Attention: Brent Donaldson

          with a copy to:     Roger B. Mead, Esq.
                              Folger & Levin
                              Embarcadero Center West Tower
                              275 Battery Street-23rd Floor
                              San Francisco, California 94111

          If to Krupp:        The Krupp Corporation
                              470 Atlantic Avenue
                              Boston, Massachusetts 02210
                              Attention: Laurence Gerber

          with a copy to:     Scott D. Spelfogel, Esq.
                              Vice President and General Counsel
                              The Berkshire Group
                              470 Atlantic Avenue
                              Boston, Massachusetts 02210

          12. No Admissions, Confidentiality: The parties agree that this Agreement is being entered into solely to settle disputed claims, and nothing herein shall be deemed to constitute an admission of liability on the part of Krupp, all such liability being expressly contested. The parties agree that their discussions prior to entering into this Agreement, the nature, existence and terms of this Agreement, and all matters relating to the dispute and settlement shall be strictly confidential and not disclosed by either party to any individual or entity, nor be admissible in court for any purpose. Notwithstanding the foregoing, should either party believe that it must produce this Agreement in response to subpoena or other lawful process, it shall first notify the other party and provide the other party with at least 15 business days in which to seek to quash or limit any such subpoena or process, before producing this Agreement. To the extent the second party does not have standing to seek to quash or limit the subpoena, the first party shall cooperate in such efforts, provided such cooperation does not result in the incurring of any costs of the part of said first party.

          13. Enforcement: The parties agree that each shall be entitled to equitable relief, including injunctive relief and specific performance, in the event of any breach of the provisions of this Agreement, in addition to all other remedies available at law or in equity. In the event either party must refer this agreement to as attorney for enforcement, the prevailing party shall be entitled to all costs of enforcement, including attorneys' fees.

          14. Governing Law' Venue and Jurisdiction: This Agreement shall be governed by the laws of the Commonwealth of Massachusetts without regard to principles of conflict of law thereof. The parties agree that the Federal and state courts located within the Commonwealth of Massachusetts shall have exclusive jurisdiction over disputes arising hereunder, and the parties hereby consent to such venue and submit to the jurisdiction of such courts.

          15. Captions: Captions and section headings used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

          16.  Amendments:    This Agreement may be amended,
changed, modified, altered or terminated only by written instrument or written instruments signed by all of the parties hereto.

          17. Severability: In the event any provision of this Agreement shall be held invalid or unenforceable by any court or competent jurisdiction, such holding shall not invalidate or render unenforceable any other provision hereof.


          IN WITNESS WHEREOF, the parties have executed this Agreement under seal as of the date first above written.

                         LIQUIDITY FINANCIAL GROUP, L.P.
                         By:  Liquidity Financial Corporation,
                              its general partner


                         By: /s/ Brent Donaldson
                              Brent Donaldson
                              President


                         THE KRUPP CORPORATION


                         By: /s/ Laurence Gerber
                              Laurence Gerber
                              President

 EXHIBIT 2.
First Amendment to Settlement Agreement and Release, dated October 8, 1996, between The Krupp Corporation and Liquidity Financial
Group, L.P.

                      FIRST AMENDMENT TO
                SETTLEMENT AGREEMENT AND RELEASE

     The First Amendment to Settlement Agreement and Release (this "Amendment") is made and entered into as of the 8th day of October, 1996, by and between The Krupp Corporation ("Krupp"), a Massachusetts corporation with a principal place of business at 470 Atlantic Avenue, Boston, Massachusetts 02210, and Liquidity Financial Group, L.P. ("Liquidity") individually and on behalf of certain Affiliates as defined in the Agreement (as hereinafter defined), a California limited partnership with a principal place of business at 2200 Powell Street, Suite 700, Emeryville, California 94608.

                           WITNESSETH:

     WHEREAS, the parties entered into a Settlement Agreement and Release dated the 27th day of June, 1996 (the "Agreement") and desire to the amend the Agreement, to eliminate a possible ambiguity, as hereinafter set forth.

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

     1. Section 4(d), of the Agreement shall be and hereby is amended by adding, at the end of said section following the semi-colon, the following clause:

          provided, however, that Liquidity and
          Liquidity Affiliates shall not be deemed to be acting in a "group" in violation of this
          Section 4(d) solely by virtue of their voting their interests in compliance with Section
          4(a) of this Agreement;

     2. Except as expressly set forth above, the Agreement shall remain in full force and effect without amendment or modification.

     IN WITNESS WHEREOF, the parties have executed this Agreement under seal as of the date first above written.

LIQUIDITY FINANCIAL GROUP, L.P.
THE KRUPP CORPORATION

By: Liquidity Financial
    Corporation, its general partner

By: /s/ Brent Donaldson                 By: /s/ Laurence Gerber
        Brent Donaldson                         Laurence Gerber
        President                               President

EXHIBIT 3.
Second Amendment to Settlement Agreement, dated January 6, 1997, between The Krupp Corporation and Liquidity Financial Group, L.P.

                      SECOND AMENDMENT TO
                SETTLEMENT AGREEMENT AND RELEASE


          This Second Amendment to Settlement Agreement and Release (this "Amendment") is made and entered into as of the 6th day of January 1997, by and between The Krupp Corporation ("Krupp"), a Massachusetts corporation with a principal place of business at 470 Atlantic Avenue, Boston, Massachusetts 02210, and Liquidity Financial Group, L.P. ("Liquidity") individually and on behalf of certain Affiliates as defined in the Agreement (as hereinafter defined), a California limited partnership with a principal place of business at 2200 Powell Street, Suite 700, Emeryville, California 94608.

                           WITNESSETH

          WHEREAS, the parties entered into a Settlement Agreement and Release, dated the 27th day of June, 1996, as amended as of October 8, 1996 (as amended, the "Agreement"), and now desire to amend the Agreement, to eliminate a possible ambiguity and to facilitate the contemplated transactions described below, as hereinafter set forth;

          WHEREAS, Krescent Partners L.L.C. (I) retained Liquidity Financial Advisors, Inc., an affiliate of Liquidity, as its financial advisor, (ii) agreed to become bound by the terms of the Agreement, and (iii) commenced tender offers (the "Krescent Tender Offers") for units of Investor Limited Partnership Interests of the real estate limited partnerships listed on Schedule I attached hereto (the "Scheduled Partnerships");

          WHEREAS, American Holdings I, L.P. ("AHI") desires to participate in the Krescent Tender Offers and, therefore, has agreed to become bound by the terms of the Agreement with respect to the Scheduled Partnerships; and

          WHEREAS, Krupp has consented to the participation of AHI in the Krescent Tender Offers upon AHI's agreement to be bound by the terms of the Agreement with respect to the Scheduled
Partnerships;

          NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

          3. Section 4(d) of the Agreement is hereby amended and restated in its entirety as follows:

               (d) form, join or otherwise participate in a "group" within the meaning of Section 13(d)(3) of the Securities and Exchange act of 1934, as amended, with respect to any voting securities of a Krupp Fund, unless each member of such group agrees in writing to be bound by the terms of this Agreement; provided, however, that Liquidity and Liquidity Affiliates shall not be deemed to be acting in a "group" in violation of this Section 4(d) solely by virtue of their voting their interests in compliance with Section 4(a) of this Agreement;

          4. Krupp hereby agrees that the agreement between Liquidity and AHI, attached hereto as Exhibit A, satisfies the requirements of the amended Section 4(d) of the Agreement, as set forth in Section 1 of this Amendment.

          5. Except as expressly set forth above, the Agreement shall remain in full force and effect without amendment or modification.

          6. Liquidity represents that it has not made any statements inconsistent with the terms of the Krescent Tender Offers and hereby agrees to comply with the terms of that certain letter dated December 17, 1996 from Steven L. Lichtenfeld to James Dubin, a copy of which is attached hereto as Exhibit B.

          IN WITNESS WHEREOF, the parties have executed this Amendment under seal as of the date first above written.


                         THE KRUPP CORPORATION


                         By: /s/ Laurence Gerber
                              Laurence Gerber, President



                         LIQUIDITY FINANCIAL GROUP, L.P.

                         By:  Liquidity Financial Corporation,
                                   its general partner


                              By: /s/ Brent Donaldson
                                   Brent Donaldson, President

EXHIBIT 4.
Letter Agreement, dated February 12, 1997, between Krescent
Partners, L.L.C. and American Holdings I, L.P.

                    KRESCENT PARTNERS L.L.C
            1301 AVENUE OF THE AMERICAS, 38TH FLOOR
                  NEW YORK, NEW YORK   10019





                                   February 12, 1997




American Holdings I, L.P.
100 South Bedford Road
Mount Kisco, New York 10549

               Re: KRUPP CASH PLUS-II LIMITED PARTNERSHIP

Ladies and Gentlemen:

          The parties hereto confirm their agreement to the terms of Exhibit A annexed hereto, which terms are incorporated herein by reference, which agreement is intended to be legally binding and enforceable upon execution and delivery hereof and which, unless modified or terminated by a writing signed by all of the parties hereto, constitutes the definitive agreement among the parties relating to the subject matter hereof and thereof.

          Each of the parties represents and warrants to the other that (1) it has the right, power and authority to enter into this letter agreement, (2) upon the execution of this letter agreement by each of the parties hereto, this letter agreement will constitute the legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms, and
(3) no consent or approval of any third party or governmental agency or authority is required for such party to execute and deliver this letter agreement or to perform its obligations hereunder.

          Each of the parties hereto agrees that the terms of this letter agreement are confidential and may not be disclosed by any party hereto, except as may be required by law and except to principals and authorized representatives of the parties hereto, without the written consent of all of the parties. Except as may be required by law, any public announcement regarding this letter agreement or the transactions contemplated herein may not be made by any party without the prior consent of all other parties hereto.

          This letter agreement shall be governed by and interpreted in accordance with the laws of the State of New York, without regard to the conflicts of law provisions thereof.

          This letter agreement may be executed in separate counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This letter agreement shall supersede all prior agreements, written or oral, by or among any of the parties hereto with respect to the subject matter hereof and may not be amended or otherwise modified except in writing signed by all of the parties hereto. Any party may execute this letter agreement by transmitting a copy of its signature by facsimile to the other parties. In such event the signing party shall deliver an original of the signature page to each of the other parties within one business day of signing and failure to so deliver such originals shall result in the facsimile copy of that party's signature being treated as an original.

                    Very truly yours,.

                    KRESCENT PARTNERS L.L.C.

                    By:  AP-GP Prom Partners Inc.,
                         Managing Member


                    By:_______________________


                    AP-GP PROM PARTNERS INC.


                    By:_______________________


                    APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                    By:  Apollo Real Estate Advisors II, L.P.,
                         General Partner

                    By:  Apollo Real Estate Capital Advisors II,
                         Inc., General Partner


                    By:___________________________




                    KRESCENT LFG L.L.C.

                    By:  AP-GP Prom Partners Inc.,
                         Managing Member

                    By:___________________________




[Signature Page of Krescent/AHI Letter Agreement  Re: Krupp Cash Plus-II]

ACCEPTED AND AGREED TO AS
OF THE DATE FIRST ABOVE WRITTEN:

AMERICAN HOLDINGS I, L.P.

By: American Holdings I-GP, Inc.,
     General Partner


By:___________________________


AMERICAN HOLDINGS I-GP, INC.


By:___________________________


AMERICAN REAL ESTATE HOLDINGS
     LIMITED PARTNERSHIP

By: American Property Investors, Inc.,
     General Partner


By:______________________________










[Signature Page of Krescent/AHI Letter Agreement  Re: Krupp Cash Plus-II]

EXHIBIT A

                   KRESCENT PARTNERS L.L.C./
                   AMERICAN HOLDINGS I, L.P.
 PURCHASE OF UNITS OF INVESTOR LIMITED PARTNERSHIP INTEREST OF
           KRUPP CASH PLUS - II LIMITED PARTNERSHIP



Tender Offer

Krescent Partners L.L.C. ("Krescent") and American Holdings I, L.P. ("AHI" and, together with Krescent, the "Purchasers") propose making an offer (the "Offer") to purchase up to 20.1% of investor limited partnership interests (the "Units") of Krupp Cash Plus - II Limited Partnership (the "Partnership") at a purchase price and upon other terms and conditions to be jointly determined by Krescent and AHI and set forth in an Offer to Purchase (the "Offer to Purchase") and a related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"). The purchase price will be reduced by the aggregate amount of distributions per Unit, if any, made or declared by the Partnership after the date on which the Offer commences and prior to 12:00 midnight on the expiration date of the Offer (the "Expiration Date"). In addition, if a distribution is made or declared after the Expiration Date but prior to the date on which the Purchasers pay the purchase price for the tendered Units, the Purchasers will offset the amount of such distribution from the
amount otherwise due a holder of Units pursuant to the Offer.   The
parties propose to file a Tender Offer Statement of Schedule 14D-1 (the "Schedule 14D-1") relating to the Offer with the Securities and Exchange Commission (the "Commission") as promptly as practicable following the execution and delivery hereof.


Purchase of Units

The Units tendered to and accepted for payment by the Purchasers pursuant to the Offer will be allocated between and purchased by the Purchasers as follows: (1) first, an aggregate of 242,970 Units will be allocated to and purchased by AHI; and (2) then, of the Units remaining after giving effect to clause (1) (the "Remaining Units"), 41.8% of such Remaining Units will be allocated to and purchased by AHI and 58.2% of such Remaining Units will be allocated to and purchased by Krescent. In the event that 242,970 or fewer Units are tendered to and accepted for payment pursuant to the Offer or the Offer is terminated without any Units being purchased, AHI shall purchase Units from Krescent, at a price of $7.45 per Unit, in an amount such that Krescent will own 58.2% of the Acquired Units (as hereinafter defined) and AHI will own 41.8% of the Acquired Units. Notwithstanding the foregoing, if the direct and indirect percentage interest of Apollo Real Estate Investment Fund II, L.P. and its affiliates (collectively, the "Apollo Group") in Krescent immediately following the expiration and/or exercise of all outstanding options or other rights to acquire an interest in Krescent, whether directly or indirectly, exceeds 83.6%, then AHI will be entitled to purchase additional Units from Krescent, at the same purchase price per Unit paid by the Purchasers pursuant to the Offer, so that, after giving effect to such purchase, the total percentage of the Acquired Units purchased by AHI equals 50% of such percentage interest of the Apollo Group in Krescent. For purposes hereof, all Units purchased by AHI or Krescent pursuant to the Offer or by Krescent pursuant to the Krescent Offer (as hereinafter defined) are hereinafter collectively referred to as the "Acquired Units." The Acquired Units purchased by AHI (including Units purchased by AHI from Krescent as contemplated above) are hereinafter referred to as the "AHI Units" and the Acquired Units purchased by Krescent (net of Units sold by Krescent to AHI as contemplated above) are hereinafter referred to as the "Krescent Units." Each of Krescent and AHI will pay the purchase price for the Units to be purchased by them directly from Unitholders pursuant to the Offer by wire transfer to Herman Group (as hereinafter defined).


Allocation of Expenses

AHI and Krescent shall share Total Expenses (as hereinafter defined) in the same ratio as the number of AHI Units and the number of Krescent Units, respectively, bear to the aggregate number of Acquired Units. Concurrently with the payment for Units by AHI and Krescent and, if necessary, from time to time thereafter, one party shall pay the other such amounts as may be necessary so that Total Expenses are shared in such ratio. "Total Expenses" means all out-of-pocket costs and expenses incurred by Krescent, AHI or their respective affiliates (including attorneys fees and expenses) with respect to: (1) the Offer, including, without duplication, the fees and expenses of The Herman Group, Inc., the information agent/depositary for the Offer ("Herman Group"), printing and mailing expenses and Partnership transfer fees, but excluding any fees payable to LFG (as hereinafter defined) or its affiliates; (2) the negotiation, execution and delivery of this letter agreement; and (3) the Krescent Offer. Total Expenses shall not include the costs of purchasing the Units. Each party will provide, at the execution and delivery hereof, an estimate of its costs and expenses incurred to date and shall provide, upon request, invoices or other appropriate evidence of the incurrence of costs and expenses constituting Total Expenses hereunder. As used herein, the "Krescent Offer" shall mean Krescent's offer to purchase up to 4.9% of the Units made pursuant to a letter to Unitholders dated November 29, 1996. Krescent purchased 338,048.3247 Units pursuant to the Krescent Offer.

Standstill Agreement

In order to obtain a list of Unitholders, Liquidity Financial Group, L.P. ("LFG"), an affiliate of Krescent's financial advisor, Liquidity Financial Advisors, Inc., entered into a settlement agreement and release, dated June 27, 1996, as amended as of October 8, 1996 and as of January 6, 1997 (the "Standstill Agreement"), with the Partnership. Krescent assumed the obligations of LFG under the Standstill Agreement pursuant to an assumption agreement, dated as of November 21, 1996 (the "Krescent Assumption Agreement"). An affiliate of AHI entered into a Standstill Agreement with the Partnership on November 26, 1996 as amended as of January 8, 1997 and February 3, 1997 (the "AHI Standstill Agreement"). The parties have taken all such action necessary or desirable for AHI to assume the obligations of LFG under the Standstill Agreement with respect to the Partnership to the same extent that Krescent is bound thereby and to amend the Standstill Agreement and the AHI Standstill Agreement to permit the parties to engage in the transactions contemplated hereby. The parties will cooperate in taking all other necessary action under the Standstill Agreement in connection with the Offer and in seeking the agreement of the general partner of the Partnership to admit Krescent and AHI as limited partners of the Partnership or recognize Krescent and AHI as registered owners of Units to the same extent as it agreed to so admit or recognize Krescent in connection with the Krescent Offer.

Conduct of Offer

All decisions relating to the conduct of the Offer and the acquisition and transfer of Units pursuant thereto, including without limitation any change in the terms or waiver of any of the conditions thereof, shall be made jointly by Krescent and AHI. Notwithstanding the foregoing, in the event that either Krescent or AHI proposes to increase the purchase price for Units and the other opposes such an increase, such purchase price shall, subject to the provisions set forth below, nonetheless be increased as proposed, and the parties shall take all necessary action to amend the Offer accordingly. The party proposing to increase the purchase price shall so notify the other party in writing. Not later than 5:00 p.m., New York City time, on the second business day following receipt of such notice, the party receiving the notice shall notify the proposing party whether it agrees to or opposes such increase. If AHI so notifies Krescent of its opposition to an increase in the purchase price proposed by Krescent, AHI shall have no further obligation to purchase the Units pursuant to the Offer and Krescent shall thereafter control all decisions regarding the conduct of the Offer and the acquisition and transfer of Units pursuant thereto. In addition, in such event, Krescent shall retain all Units purchased pursuant to the Krescent Offer and AHI shall not be entitled to purchase any of such Units. If Krescent so notifies AHI of its opposition to an increase in the purchase price proposed by AHI, Krescent shall have no further obligation to purchase the Units pursuant to the Offer and AHI shall thereafter control all decisions regarding the conduct of the Offer and the acquisition and transfer of Units pursuant thereto. In such event, AHI shall be entitled to purchase 41.8% of the Units purchased by Krescent in the Krescent Offer. In either such event, the parties shall execute and deliver such instruments and documents and cooperate in taking any other action as may be necessary or desirable to amend the Offer in accordance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations of the Commission thereunder. If a party opposes a proposed purchase price increase, AHI shall be responsible for 41.8%, and Krescent shall be responsible for 58.2%, of Total Expenses incurred through the date on which the opposing party notifies the proposing party of its opposition (except that expenses relating to the Krescent Offer shall be the sole responsibility of Krescent if Krescent proposes a purchase price increase that is opposed by AHI), and the proposing party shall be responsible for 100% of Total Expenses incurred subsequent to such date.

Notwithstanding the foregoing, if the proposing party shall at any time lower the purchase price for Units or shall breach its obligation to acquire Units pursuant to the Offer (assuming all conditions thereto have been satisfied or waived), the opposing party shall have the right (exercisable in its sole discretion) to purchase Units (including the Krescent Units, if applicable) upon the terms and conditions set forth herein, and, if the opposing party exercises such right, the parties shall share Total Expenses as provided under "Allocation of Expenses" above.

Cooperation

AHI and Krescent shall cooperate and provide each other with and disclose such information as may be necessary or desirable to comply with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder. Neither party shall use the name of the other in any public disclosure regarding the transactions contemplated hereby without obtaining the prior written consent of such other party, which shall not be unreasonably withheld or delayed.

AHI and Krescent shall also cooperate in connection with the transfer of Units to AHI and Krescent, respectively, and, to the extent within their reasonable control, in ensuring that AHI and Krescent are each accorded the benefits of ownership of their respective Units from and after the date of the Closing, notwithstanding any delays in the recognition or effectiveness of the transfer of such Units to AHI or Krescent on the books of the Partnership. The parties shall execute and deliver such further instruments and documents as may be necessary or desirable in connection with the foregoing.

Krescent shall instruct Herman Group to provide AHI, upon request, with information regarding the Offer and tenders made pursuant thereto and to provide AHI with reports regarding such status and tenders as such reports are made to Krescent.

Indemnification

Krescent and its members, jointly and severally, shall indemnify AHI and hold it harmless against any loss, claim, damage or liability (or any action in respect thereof) to which AHI may become subject, insofar as such loss, claim, damage or liability arises out of or is based upon any violation of the Williams Act or any untrue statement of a material fact included in the offer materials of Krescent relating to the Krescent Offer or the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading.

Krescent and its members, jointly and severally, on the one hand, and AHI and its partners, jointly and severally, on the other, shall indemnify and hold harmless the other against any loss, claim, damage or liability (or any action in respect thereof) to which any of them may become subject, insofar as such loss, claim, damage or liability arises out of or is based upon any violation of the Williams Act or any untrue statement of a material fact included in the Schedule 14D-1 or the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that any such loss, claim, damage or action is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information furnished by Krescent or its affiliates, on the one hand, or AHI or its affiliates, on the other, for inclusion in such Schedule 14D-1.

Buy/Sell

Either AHI or Krescent may institute buy/sell procedures at any time commencing on the first anniversary of the purchase of the Units by Krescent and AHI pursuant to the Offer, as long as both parties (together with their respective affiliates and members of their immediate families) continue to own at least 2% of the issued and outstanding Units. These buy/sell provisions shall cover all Units owned by AHI and by its affiliates and members of their immediate families and all Units owned by Krescent and by its affiliates and members of their immediate families, in each case, whether such Units were acquired prior to the Offer, pursuant to the Offer or subsequent to the Offer. For purposes of these buy/sell provisions, LFG shall not be deemed an affiliate of Krescent. Accordingly, these buy/sell provisions shall not cover
(1) that percentage of the Krescent Units equal to the percentage interest in Krescent, if any, whether direct or indirect, of LFG, its affiliates and members of their immediate families or (2) any Units owned directly by any of them. These buy/sell provisions shall not apply to the extent that any buy/sell transaction would impose any liability under Section 16(b) of the Exchange Act.

Either party may initiate the buy/sell by delivering to the other a written offer stating the purchase price on a per Unit basis and other material terms and conditions on which the initiating party is willing to purchase all, but not less than all, Units then owned by the non-initiating party.

The non-initiating party shall then be obligated to elect to sell Units to the initiating party at the per Unit price and upon the other terms and conditions set forth in the buy/sell offer, or to purchase all of the initiating party's Units upon such terms and conditions. The non-initiating party shall have thirty days to decide whether to buy or sell. Failure to notify the initiating party of such decision on a timely basis shall be deemed a decision to sell.

The closing of any purchase and sale of Units pursuant to these buy-sell provisions shall occur no later than 15 days following the delivery of the notice of election set forth above or such earlier date as shall be specified in writing by the purchasing party. At any such closing, the selling party shall sell, transfer and assign to the purchasing party all right, title and interest in and to the selling party's Units, free and clear of all liens, claims and encumbrances; the purchasing party shall pay for such Units in cash or immediately available Federal funds; and, at the request of the purchasing party, the selling party shall execute all other documents and take such other actions as may be reasonably necessary or desirable to effectuate the transfer of the Units and to carry out the purposes of this letter agreement.

Purchase of Additional Units

Prior to the Standstill Expiration Date, the parties subject to the Standstill Agreement (whether directly or by assumption of the obligations of LFG thereunder) (such parties being collectively referred to as the "Standstill Parties") are permitted to purchase up to 25% of the issued and outstanding Units. In the event that less than such amount is tendered pursuant to the Offer (and/or already owned by the Standstill Parties on the Expiration Date), then, prior to the Standstill Expiration Date, AHI and its affiliates will be entitled to purchase up to 41.8% (or, if AHI purchases additional Units from Krescent under the circumstances described under "Purchase of Units" above, then the total percentage of the Units purchased by AHI whether pursuant to the Offer or from Krescent subsequent to the Offer) of any Available Units (as hereinafter defined) and the other Standstill Parties and their respective affiliates, collectively, will be entitled to purchase the balance of any Available Units, in each case, without obtaining the consent of or notifying any other party. "Available Units" means the difference between 25% of the outstanding Units and the number of Units purchased pursuant to the Offer and/or owned by the Standstill Parties as of the Expiration Date.

No Other Contracts

Except as expressly set forth herein, there are no contracts, arrangements, understandings or relationships between AHI and Krescent with respect to the Units.

Further Assurances

Each of the parties agrees that it shall take whatever action or actions as are deemed by counsel to any party hereto to be reasonably necessary, advisable or convenient from time to time to effectuate the provisions or intent of this agreement, and to that end, each party agrees that it will execute, acknowledge and deliver any further instruments or documents as give force and effect to this letter agreement or any of the provisions hereof, or to carry out the intent of this letter agreement or any of the provisions hereof.

Remedies

It is understood and agreed that monetary damages would be an inadequate remedy for violation of this agreement, and in the case of an actual breach by a party of the provisions hereof, any one or more of the other parties shall be entitled to relief by way of injunction, specific performance or other equitable relief.

EXHIBIT 5.

Assumption Agreement, dated February 7, 1997, between American
Holdings I, L.P. and Liquidity Financial Group, L.P.

          ASSUMPTION AGREEMENT AND CONSENT (this "Agreement"), dated as of February 7, 1997, among Liquidity Financial Group, L.P., a California limited partnership ("LFG"), American Holdings I, L.P., a Delaware limited partnership ("AHI"), and The Krupp Corporation, a Massachusetts corporation ("Krupp").

                      W I T N E S S E T H:

          WHEREAS, LFG and The Krupp Corporation, a Massachusetts corporation (the "Corporation"), entered into a Letter Agreement, dated as of June 27, 1996 and amended as of October 8, 1996 and January 6, 1997 (the "Letter Agreement"), pursuant to which LFG and its Affiliates (as defined therein) agreed to certain restrictions in exchange for current lists (the "Lists") of the names and addresses of the holders of securities (i.e., depositary receipts representing units of investor limited partnership interest and shares of beneficial interest) (the "Units") in various funds sponsored and/or managed by Krupp;

          WHEREAS, Krescent Partners L.L.C. (i) retained Liquidity Financial Advisors, Inc., an affiliate of LFG, as its financial advisor and (ii) expects to use the Lists of the entities listed on Schedule I attached hereto (the "Scheduled Entities") to commence tender offers for Units (the "Tender Offers");

          WHEREAS, AHI desires to participate in the Tender
Offers and, therefore, has agreed to become bound by the terms of the Letter Agreement with respect to the Scheduled Entities;

          WHEREAS, Krescent may sell, transfer or assign to AHI certain Units previously purchased by it such that Krescent and AHI will thereafter own 58.2% and 41.8%, respectively, of the aggregate number of Units owned by them;

          WHEREAS, Krupp has consented to the participation of AHI in the Tender Offers upon AHI's agreement to be bound by the terms of the Letter Agreement with respect to the Scheduled
Entities; and

          WHEREAS, Longacre Corporation ("Longacre"), an affiliate of AHI, and Krupp are parties to an agreement, dated November 26, 1996 and amended as of January 8, 1997 (the "Longacre Standstill Agreement"), pursuant to which Longacre has undertaken (on its own behalf and on behalf of its affiliates, including AHI) certain obligations with respect to the Scheduled Entities and certain other funds sponsored by Krupp and, concurrently with the execution and delivery hereof, Longacre and Krupp have executed and delivered an amendment to the Longacre Standstill Agreement (the "Amendment") to delete the Scheduled Entities from the schedule of funds covered by the Longacre Standstill Agreement;

          NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, AHI agrees as follows:

          7. With respect to the Scheduled Entities, from and after the date hereof AHI hereby agrees to become bound by the Letter Agreement to the extent LFG is so bound as if AHI had executed the Letter Agreement on the date hereof; provided, however, AHI shall only have liability with respect to its actions or inactions under the Letter Agreement and shall not be liable for any breach of any representation, warranty or covenant by LFG or any other party to the Letter Agreement (whether directly or by assumption).

          8. AHI shall not be bound by the Letter Agreement to the extent that any of the obligations and liabilities of LFG under the Letter Agreement are expanded, broadened, increased or enlarged.

          9. Nothing contained herein shall require AHI to pay, perform or discharge any liabilities or obligations expressly assumed hereunder so long as AHI shall in good faith contest or cause to be contested the amount or validity thereof.

          10. Krupp agrees that this Agreement satisfies the requirements of the Letter Agreement, including without limitation with regard to the formation of a "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) and with regard to the sale, transfer or assignment of Units by and between Krescent and AHI.

          IN WITNESS WHEREOF, LFG, AHI and Krupp have caused this
Agreement to be duly executed as of the date first written above.




                         AMERICAN HOLDINGS I, L.P.

                         By:  American Holding I-GP, Inc.,
                              its general partner

                         By:  /s/ Maria Gazzola


                         LIQUIDITY FINANCIAL GROUP, L.P.

                         By:  Liquidity Financial Corporation,
                              its general partner

                         By:  /s/ Brent Donaldson
                              Name:     Brent Donaldson
                              Title:    President


                         THE KRUPP CORPORATION

                         By:  /s/ Laurence Gerber
                              Name:     Laurence Gerber
                              Title:    President

                           SCHEDULE I


          Krupp Cash Plus-II Limited Partnership
               Krupp Government Income Trust

EXHIBIT 6.
Joint Filing Agreement, dated April 4, 1997, among American
Holdings I, L.P., American Holdings I-GP, Inc., American Property
Investors, Inc., Longacre Corp., and Carl C. Icahn

                    JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of statements on
Schedule 13D (including amendments thereto) with respect to the limited partnership interests and assignee interests therein of Krupp Cash Plus II Limited Partnership and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 4th day of April, 1997.


                              AMERICAN HOLDINGS I, L.P.

                              By:  American Holdings I- GP, Inc.,
                                   its general partner

                              By:  /s/Henry J. Gerard
                                   Henry J. Gerard
                              Title: Vice President

                              AMERICAN HOLDINGS I-GP, INC.

                              By:  /s/Henry J. Gerard
                                   Henry J. Gerard
                              Title: Vice President

                              AMERICAN PROPERTY INVESTORS, INC.

                              By:  /s/John P. Saldarelli
                                   John P. Saldarelli
                              Title: Vice President

                              LONGACRE CORP.

                              By:  /s/Robert J. Mitchell
                                   Robert J. Mitchell
                              Title: Vice President

                              CARL C. ICAHN

                              By:  /s/Theodore Altman
                                   Theodore Altman
                                   Attorney-In-Fact



            [Joint Filing Agreement for Schedule 13D with respect to Krupp Cash Plus II Limited Partnership]